Filed pursuant to Rule 424(b)(1)
                                                Registration No. 333-67583
PROSPECTUS

                                 185,500 Shares

                               INTELLIGROUP, INC.
                               499 Thornall Street
                            Edison, New Jersey 08837
                                 (732) 590-1600

                                  Common Stock

     Tim Fenner, the Selling Shareholder, may offer and sell, from time to time, 185,500 Shares of the Common Stock of Intelligroup, Inc. The Selling Shareholder may sell all or a portion of his Shares through public or private transactions, at prevailing market prices, or at privately negotiated prices. The Company will not receive any part of the proceeds from sales of these Shares.

     Our Common Stock is listed on the Nasdaq National Market under the symbol "ITIG". The last reported sale price of the Common Stock on November 18, 1998 on the Nasdaq National Market was $18.0625 per share.

                    ----------------------------------------

     INVESTING IN THE COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

                    ----------------------------------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                 December 10, 1998

                               INTELLIGROUP, INC.



                                TABLE OF CONTENTS
                                -----------------
                                                                        Page
                                                                        ----

Risk Factors ........................................................     3

About Intelligroup ..................................................    13

Use of Proceeds .....................................................    13

Selected Financial Data..............................................    13

Management's Discussion and Analysis of Financial Condition and
         Results of Operations.......................................    15

Selling Shareholder ................................................     24

Plan of Distribution.................................................    25

Legal Matters........................................................    25

Experts  ............................................................    25

Where You Can Find More Information .................................    26

Indemnification of Directors and Officers............................    28

Financial Statements.................................................   F-1

                                  RISK FACTORS

     SOME INFORMATION IN THIS PROSPECTUS MAY CONTAIN "FORWARD-LOOKING STATEMENTS". SUCH STATEMENTS CAN BE IDENTIFIED BY THE USE OF WORDS SUCH AS "BELIEVE," "ANTICIPATE" AND "EXPECT." THESE STATEMENTS DISCUSS FUTURE EXPECTATIONS, CONTAIN PROJECTIONS OR STATE OTHER "FORWARD-LOOKING" INFORMATION. THE FACTORS DISCUSSED BELOW COULD CAUSE ACTUAL RESULTS AND DEVELOPMENTS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED IN OR IMPLIED BY SUCH STATEMENTS. IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, YOU SHOULD CONSIDER THE FOLLOWING FACTORS CAREFULLY BEFORE DECIDING TO PURCHASE SHARES OF OUR COMMON STOCK.

SUBSTANTIAL VARIABILITY OF QUARTERLY OPERATING RESULTS.

     In the past, the Company's operating results have varied substantially from quarter to quarter, and the Company expects that they will continue to do so. Due to the relatively fixed nature of certain of the Company's costs, including personnel and facilities costs, a decline in revenue in any fiscal quarter would result in lower profitability in that quarter. The Company's quarterly operating results are influenced by:

     o seasonal patterns of hardware and software capital spending by customers;

     o information technology outsourcing trends;

     o the timing, size and stage of projects;

     o new service introductions by the Company or its competitors;

     o levels of market acceptance for the Company's services;

     o the hiring of additional staff; and

     o changes in the Company's billing and employee utilization rates.

     The Company believes, therefore, that past operating results and period-to-period comparisons should not be relied upon as an indication of future performance. Demand for the Company's services generally is lower in the fourth quarter. This decrease is due to reduced activity during the holiday season and fewer working days for those customers which curtail operations during such period. The Company anticipates that its business will continue to be subject to such seasonal variations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 15.

MANAGEMENT OF GROWTH.

     The Company's growth has placed significant demands on its management, administrative and operational resources. The Company's revenue increased from $24.6 million in 1995 to $80.2 million in 1997 and $95.9 million for the nine months ended September 30, 1998. From January 1, 1995 through December 31, 1997, the Company's staff increased from 113 to 772 full-time employees. To manage its growth effectively, the Company must continue to develop and improve its operational, financial and other internal systems, as well as its business development capabilities. The Company must also continue to attract, train, retain, motivate and manage its employees.

     The Company's future success will depend in large part on its ability to:

     o continue to maintain high rates of employee utilization at profitable billing rates; and

     o maintain project quality, particularly if the size and scope of the Company's projects increase.

     The inability of the Company to manage its growth and projects effectively could have a material adverse effect on:

     o    the quality of the Company's services and products;

     o    its ability to retain key personnel; and

     o its ability to report financial results in an accurate and timely manner.

WEAKNESSES IN INTERNAL CONTROLS.

     Following the audit of the Company's consolidated financial statements for the year ended December 31, 1995, the Company received a management letter from its independent public accountants, Arthur Andersen LLP. The management letter described significant deficiencies and material weaknesses in the Company's internal control structure. Arthur Andersen LLP noted that, during 1995, the Company's internal control structure had two material weaknesses:

     o the Company did not reconcile its supporting records to the general ledger or perform meaningful account analysis; and

     o the Company did not maintain, summarize or reconcile any books or records for its foreign operations.

     The Company first hired a Chief Financial Officer in January 1996. In March 1996 it implemented an accounting system capable of generating information and reports necessary to appropriately manage the Company. In February 1998, the Company's Chief Financial Officer resigned and on April 29, 1998, the Company appointed a new Chief Financial Officer. On April 29, 1998, Stephen A. Carns was appointed President and Chief Executive Officer of the Company. The Company continues to develop and implement a system of internal controls and otherwise develop an appropriate administrative infrastructure. Following the audit for the year ended December 31, 1996, Arthur Andersen LLP issued a management letter which, although it did set forth significant deficiencies, did not specify any material weaknesses in the Company's internal control structure. In addition, Arthur Andersen LLP informed the Company that no material weaknesses in the Company's internal control structure were noted during the audit of the Company's consolidated financial statements for the year ended December 31, 1997. The failure to continue to develop and maintain an effective internal control structure could have a material adverse effect on the Company's business.

DEPENDENCE ON SAP AND ORACLE.

     During the years ended December 31, 1995, 1996 and 1997 and the nine months ended September 30, 1998, 69%, 74%, 68% and 65%, respectively, of the Company's revenue was derived from projects in which the Company implemented software developed by SAP. SAP is a major international German-based software company and a leading vendor of client/server application software for business applications. The Company's future success in its SAP-related consulting services depends largely on its continued:

     o    relationship with SAP America, SAP's United States affiliate; and

     o    status as a SAP National Logo Partner.

     The Company executed its SAP National Logo Partner Agreement in April 1997 and previously had been a SAP National Implementation Partner since 1995. In July 1997, the Company achieved Accelerated SAP Partner Status with SAP by meeting certain performance criteria established by SAP. Such status is awarded by SAP on an annual basis pursuant to contract. The Company's current contract expires on December 31, 1998 and is automatically renewed for a successive one-year period, unless terminated by either party.

     During both the year ended December 31, 1997 and the nine months ended September 30, 1998, 14% of the Company's total revenue was derived from projects in which the Company implemented software developed by Oracle. Oracle is a leading vendor of client/server application software for business applications. The Company's current contract with Oracle expires on July 26, 1999 and is automatically renewed for a successive one-year period, unless terminated by either party. The Company expanded its relationship with Oracle by entering into an agreement, effective October 26, 1998. The agreement is expected to help the Company meet the demands of mid-size to large companies using Oracle. The agreement is terminable by either party upon 30 days notice.

     The Company has no reason to believe that its contracts with SAP and Oracle will not be renewed or that the scope of such contracts will be modified or limited in a manner adverse to the Company. However, there can be no assurance that such contracts will be renewed on terms acceptable to the Company, if at all. In addition, there could be a material adverse effect on the Company's business if:

     o either SAP or Oracle is unable to maintain its leadership position within the business applications software market;

     o    the Company's relationship with SAP or Oracle deteriorates; or

     o    SAP or Oracle elects to compete directly with the Company.

SUBSTANTIAL RELIANCE ON KEY CUSTOMERS.

     The Company has derived and believes that it will continue to derive a significant portion of its revenue from a limited number of customers and projects. For the years ended December 31, 1995, 1996 and 1997 and the nine months ended September 30, 1998, the Company's ten largest customers accounted for in the aggregate approximately 56%, 66%, 54% and 42% of its revenue. During 1995, Ernst & Young LLP and PricewaterhouseCoopers LLP each accounted for more than 10% of revenue. In 1996 and 1997, PricewaterhouseCoopers LLP and Bristol-Myers Squibb each accounted for more than 10% of revenue. During the nine months ended September 30, 1998, no single customer accounted for more than 10% of revenue. For the years ended December 31, 1995, 1996 and 1997 and the nine months ended September 30, 1998, 50%, 44%, 38% and 38% of the Company's revenue was generated by serving as a member of consulting teams assembled by other information technology consulting firms, which also may be competitors of the Company. There can be no assurance that such information technology consulting firms will continue to use the Company in the future and at current levels of retention, if at all. In addition, the amount of work performed for specific customers is likely to vary from year to year. The loss of any large customer or project could have a material adverse effect on the Company's business.

     Most of the Company's contracts can be canceled by the customer on short notice and without significant penalty. The cancellation or significant reduction in the scope of a large contract could have a material adverse effect on the Company's business.

     The Company provides services to its customers primarily on a time and materials basis. Recently, however, the Company has bid on certain fixed price projects. The Company believes that, as it pursues its strategy of making turnkey project management a larger portion of its business, it will likely be required to offer more fixed price projects. The Company has had limited prior experience in pricing and performing under fixed price arrangements. There can be no assurance that the Company will be able to complete such projects within the fixed price and required timeframes. The failure to perform within such fixed price contracts could have a material adverse effect on the Company's business.

     Many of the Company's engagements involve projects that are critical to the operations of its customers' businesses and provide benefits that may be difficult to quantify. The Company's failure or inability to meet a customer's expectations could result in a material adverse change to the customer's operations. Such failure could give rise to claims for damages against the Company or cause damage to the Company's reputation. Such claims could adversely affect the Company's business. In some of its agreements, the Company has agreed to indemnify the customer for damages arising from services provided to, or on behalf of, such customer. Such indemnification could have a material adverse effect on the Company's financial condition and results of operations. In some of its contracts, the Company warrants that it will repair errors or defects in its deliverables without additional charge to the customer. To date, the Company has not experienced any material claims against such warranties. The Company has insurance for damages and expenses incurred in connection with alleged negligent acts, errors or omissions. There can be no assurance that such insurance will continue to be available to the Company on acceptable terms.

HIGHLY COMPETITIVE INFORMATION TECHNOLOGY SERVICES INDUSTRY.

     The Company's business is highly competitive. Many of the Company's competitors have longer operating histories, possess greater industry and name recognition and havesignificantly greater financial, technical and marketing resources. Additionally, the Company has faced, and expects to continue to face, additional competition from new entrants into its markets.

     The Company believes that competitive factors in its markets include:

                    Principal Factors
                    -----------------

     o  quality of service and deliverables;

     o  speed of development and implementation;

     o  price;

     o  project management capability; and

     o  technical and business expertise.

                    Outside Factors
                    ---------------

     o the ability of its competitors to hire, retain and motivate project managers and other senior technical staff;

     o the development by others of services that are competitive with the Company's services; and

     o  the extent of its competitors' responsiveness to customer needs.

     The Company also believes that it competes based on its expertise in SAP, Oracle, PeopleSoft and Baan products and a wide variety of technologies. There can be no assurance that the Company will be able to continue to compete successfully with existing and new competitors.

RAPID TECHNOLOGICAL CHANGE; DEPENDENCE ON NEW SOLUTIONS.

     The Company's success depends in part on its ability to develop solutions that keep pace with:

     o    continuing changes in information technology;

     o    evolving industry standards; and

     o    changing customer objectives and preferences.


     There can be no assurance that the Company will be successful in adequately addressing these developments on a timely basis. Even if these developments are addressed, the Company may not be successful in the marketplace. In addition, competitor's products or technologies may make the Company's services non-competitive or obsolete. The Company's failure to address these developments could have a material adverse effect on its business.

DEPENDENCE ON KEY PERSONNEL.

     The Company believes that its success now and in the future will depend largely on the continued services of its key executive officers and leading technical personnel. Each executive officer and leading technical professional has entered into an employment agreement with the Company which contains non-competition, non-disclosure and non-solicitation covenants. The departure of one or more of such key personnel may have a material adverse effect on the Company's business.

COMPETITIVE MARKET FOR TECHNICAL PERSONNEL.

     The Company believes that its success will depend in large part upon its ability to attract, retain, train and motivate highly-skilled employees, particularly project managers and other senior technical personnel. Such qualified personnel are in great demand, there is significant competition for such employees and it is likely that access to such personnel will remain limited for the foreseeable future. There can be no assurance that the Company will be successful in attracting a sufficient number of such personnel in the future, or that it will be successful in retaining, training and motivating the employees it is able to attract. The failure to do so could:

     o impair the Company's ability to adequately manage and complete its existing projects;

     o    impair the Company's ability to bid for or obtain new projects; and

     o    adversely affect the Company's business.

ACQUISITION RISKS.

     The Company has acquired, and intends to continue to acquire, other businesses with services complementary to those offered by the Company. For example in May 1998, the Company consummated the acquisition of CPI Consulting Limited and CPI Resources Limited, in the United Kingdom.

     Risks associated with acquisitions may include:

     o    possible  adverse  short-term  effects  on  the  Company's   operating
          results;

     o    diversion of management's attention;

     o    risks associated with unanticipated liabilities or contingencies;

     o    risks associated with financing; and

     o    integration with existing business.

RELIANCE ON INTELLECTUAL PROPERTY RIGHTS.

     The Company's future success is dependent, in part, upon its proprietary implementation methodology and toolset, development tools and other intellectual property rights. In order to protect its proprietary rights, the Company:

     o    relies  upon  trade  secrets,   nondisclosure  and  other  contractual
          arrangements;

     o    relies on copyright and trademark laws;

     o enters into confidentiality agreements with employees, consultants and customers;

     o    limits access to and distribution of its proprietary information; and

     o    requires almost all employees and consultants to assign to the Company
          their  rights  in  intellectual   property   developed   during  their
          employment or engagement by the Company.

     There can be no assurance that the steps taken by the Company will be adequate to deter misappropriation of its proprietary information or that the Company will be able to detect unauthorized use of and take appropriate steps to enforce its intellectual property rights.

     The Company believes that its trademarks, service marks, services, methodology and development tools do not infringe on the intellectual property rights of others. There can be no assurance, however, that such a claim will not be asserted against the Company in the future, or that if asserted, any such claim will be successfully defended.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS.

     The Company's international operations have been increasing and its recent acquisitions of CPI Consulting Limited and CPI Resources Limited likely will result in an even greater percent of revenue being derived internationally. To date, the Company has established foreign operations in Australia, Denmark, India, Japan, New Zealand, Singapore and the United Kingdom. In order to expand sales on an international basis, the Company may establish additional foreign operations. Increasing foreign operations likely will require significant management attention and financial resources and could materially adversely affect the Company's business. In addition, there can be no assurance that the Company will be able to increase international market demand for its services. The risks in the Company's international business activities include:

     o    unexpected changes in regulatory environments;

     o    foreign currency fluctuations;

     o    tariffs and other trade barriers;

     o    longer accounts receivable payment cycles;

     o    difficulties in managing international operations;

     o potential foreign tax consequences including restrictions on the repatriation of earnings; and

     o the burdens of complying with a wide variety of foreign laws and regulations.

     There can be no assurance that such factors will not have a material adverse effect on the Company's future international sales, if any, and, consequently, on the Company's business.

RISKS ASSOCIATED WITH OPERATIONS IN INDIA.

     The Company, through Intelligroup Asia Private Limited, is subject to the risks associated with doing business in India. India's central and state governments are significantly involved in the Indian economy as regulators. In the recent past, the government of India has provided significant tax incentives and relaxed certain regulatory restrictions in order to encourage foreign investment in certain sectors of the economy. Certain of these benefits that directly affect Intelligroup Asia include:

     o    tax holidays;

     o    liberalized import and export duties; and

     o    preferential rules on foreign investment and repatriation.

     Changes in the business, political or regulatory climate of India could have a material adverse effect on Intelligroup Asia's business. In addition, India has experienced significant inflation, shortages of foreign exchange and has been subject to civil unrest. Further, the United States and Japan have recently imposed sanctions on India in response to certain nuclear testing conducted by the Indian government. Changes in the following factors could have a material adverse effect on the Company's business:

     o    inflation;

     o    interest rates;

     o    taxation; or

     o other social, political, economic or diplomatic developments affecting India in the future.

RISK OF INCREASED GOVERNMENT REGULATION OF IMMIGRATION.

     The Company has relied and in the future expects to continue to rely increasingly upon attracting and retaining personnel with technical and project management skills from other countries. The Immigration and Naturalization Service limits the number of new petitions it approves each year. Accordingly, the Company may be unable to obtain visas necessary to bring critical foreign employees to the United States. Any difficulty in hiring or retaining foreign nationals in the United States could increase competition for technical personnel and have a material adverse effect on the Company's business.

SHARES ELIGIBLE FOR FUTURE SALE.

     Future sales of Common Stock in the public market following this offering could adversely affect the market price of the Common Stock. Upon completion of this offering, an aggregate of 7,443,546 shares will be freely tradable by persons other than "affiliates" of the Company without restriction. The 7,443,546 shares consist of:

     o    the 185,500 shares offered in this registration statement;

     o the 351,196 shares which may be offered and sold pursuant to an effective registration statement on Form S-3 filed by the Company in June 1998;

     o the 1,150,000 shares offered and sold pursuant to the Company's follow-on public offering consummated in July 1997;

     o the 2,846,250 shares offered and sold pursuant to the Company's initial public offering consummated in October 1996; and

     o an aggregate of 2,910,600 shares, including 1,320,600 shares resold by certain shareholders pursuant to the provisions of Rule 144 under the Securities Act, 42,767 shares which were issued upon the exercise of vested stock options pursuant to the provisions of Rule 701 of the Securities Act and 1,547,233 shares which may be offered and sold pursuant to an effective registration statement on Form S-8 filed by the Company.

     Shortly after this offering, the Company intends to register an additional 750,000 shares of Common Stock issuable upon stock options granted or to be granted under its 1996 Stock Plan. Sales of substantial amounts of the Common Stock in the public market, or the perception that such sales could occur, may adversely affect the market price of the Common Stock.

CONTROL BY MANAGEMENT AND EXISTING SHAREHOLDERS.

     Upon completion of this offering, Ashok Pandey, Rajkumar Koneru and Nagarjun Valluripalli together will beneficially own approximately 50% of the outstanding shares of Common Stock (approximately 51% together with the shares beneficially owned by the other directors, officers and affiliated entities). As a result, these shareholders, acting together, will be able to control matters requiring approval by the shareholders of the Company, including the election of directors. Such a concentration of ownership may have the effect of delaying or preventing a change in control of the Company, including transactions in which shareholders might otherwise receive a premium for their shares over then current market prices.

CERTAIN ANTI-TAKEOVER PROVISIONS; PREFERRED STOCK.

     Certain Provisions of the Certificate of Incorporation and the Shareholder Protection Rights Agreement could make it more difficult for a third party to acquire control of the Company, even if such change in control would be beneficial to stockholders. The Certificate of Incorporation allows the Company to issue preferred stock without shareholder approval. Such issuances could make it more difficult for a third party to acquire the Company.

POTENTIAL VOLATILITY OF STOCK PRICE.

     The market price of the shares of Common Stock has been and in the future may be highly volatile. Some factors that may affect the market price include:

     o    actual or anticipated fluctuations in the Company's operating results;

     o announcements of technological innovations or new commercial products or services by the Company or its competitors;

     o market conditions in the computer software and hardware industries generally;

     o    changes  in   recommendations  or  earnings  estimates  by  securities
          analysts; and

     o    actual or anticipated quarterly fluctuations in financial results.

     Furthermore, the stock market historically has experienced volatility which has particularly affected the market prices of securities of many technology companies and which sometimes has been unrelated to the operating performances of such companies.

ABSENCE OF DIVIDENDS.

     The Company has never paid, and does not anticipate paying any dividends on its Common Stock in the foreseeable future.

                               ABOUT INTELLIGROUP

     The Company provides a wide range of information technology services, including enterprise-wide business process solutions, internet applications services, applications outsourcing and maintenance, systems integration and custom software development based on leading technologies. The Company provides its services directly to end-user organizations or as a member of consulting teams assembled by other information technology consulting firms. The Company's customers are Fortune 1000 and other large and mid-sized companies, as well as other information technology consulting firms.

     The Company was incorporated in New Jersey in October 1987 under the name Intellicorp, Inc. The Company's name was changed to Intelligroup, Inc. in July 1992. The Company's principal executive offices are located at 499 Thornall Street, Edison, New Jersey 08837 and its telephone number is (732) 590-1600.

                                 USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of the Shares offered by this Prospectus.

                             SELECTED FINANCIAL DATA

     The selected statement of operations data for the years ended December 31, 1995, 1996 and 1997 and the selected balance sheet data as of December 31, 1996 and 1997 are derived from and are qualified by reference to, and should be read in conjunction with, the more detailed audited consolidated financial statements and the related notes thereto included elsewhere in this Prospectus. The selected statement of operations data for the year ended December 31, 1994 and the selected balance sheet data as of December 31,1995 and 1994 have been derived from audited financial statements of the Company which are not included in this Prospectus. The selected statement of operations data for the year ended December 31, 1993 and for the nine months ended September 30, 1997 and 1998 and the selected balance sheet data as of December 31, 1993 and September 30, 1998 have been derived from the unaudited financial statements of the Company. The unaudited financial data include all adjustments (consisting only of normal, recurring adjustments) that the Company considers necessary for fair presentation of the financial data for such periods. The interim results are not necessarily indicative of results of operations for the entire year.

     The following should be read in conjunction with the consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this
Prospectus:


                                                                                                         Nine Months Ended
(In thousands, except per share data)                                                                       September 30,
                                                                                                            -------------
                                               1993        1994        1995        1996        1997        1997        1998
                                            ----------  ----------  ----------  ----------  ----------  ----------  -------
                                                                                                              (unaudited)
Statement of Operations Data:
  Revenue.............................       $   933     $  6,800    $ 24,589   $ 47,189    $ 80,189    $ 56,797    $  95,890
  Cost of sales.......................           628        5,842      20,021     33,605      55,976      38,631       61,374
                                            --------    ---------   ---------   --------    --------    --------    ---------
    Gross profit......................           305          958       4,568     13,584      24,213      18,166       34,516
  Selling, general and administrative
    expenses..........................           299          986       4,452      9,908      18,041      12,670       24,902
Acquisition expenses..................            --           --          --         --          --          --          434
                                            --------    ---------   ---------   --------    --------    --------    ---------
    Operating expenses................           299          986       4,452      9,908      18,041      12,670       25,336
                                            --------    ---------   ---------   --------    --------    --------    ---------
    Operating income (loss)...........             6          (28)        116      3,676       6,172       5,496        9,180
  Factor charges/Interest expense
(income),                                         --          409       1,175      1,235        (338)       (266)        (281)
                                            --------    ---------   ---------   --------    ---------   ---------   ----------
    net...............................
  Income (loss) before provision for
    income taxes and extraordinary
      charge..........................             6         (437)     (1,059)     2,441       6,510       5,762        9,461
  Provision for income taxes..........            --           --          --        500        2,039      2,175        2,817
                                            --------    ---------   ---------   --------    ---------   --------    ---------
  Income (loss) before extraordinary               6         (437)     (1,059)     1,941        4,471      3,587        6,644
charge................................
Extraordinary charge, net of income tax
    benefit of $296...................            --           --          --      1,148           --         --           --
                                            --------    ---------   ---------   --------    ---------   --------    ---------
    Net income (loss).................       $     6     $   (437)   $ (1,059)  $    793    $   4,471   $  3,587    $   6,644
                                             =======     ========    ========   ========    =========   ========    =========
Earnings (loss) per share(1):
  Basic earnings per share:
    Income (loss) before extraordinary       $  0.00     $  (0.04)   $  (0.09)  $    0.20   $    0.39   $   0.32    $    0.54
charge................................
    Extraordinary charge, net of income
tax                                               --           --          --       (0.12)         --         --           --
                                            --------    ---------   ---------   ---------   ---------   --------    ---------
        benefit.......................
      Net income (loss)...............       $           $  (0.04)   $  (0.09)  $    0.08   $    0.39   $   0.32   $     0.54
                                             =======     =========   ========   =========   =========   =========  ==========
                                               0.00
Weighted average number of common shares
-      Basic..........................        12,203       12,203      12,203       9,729      11,362     11,106       12,289
                                            =========    =========   =========   ========    =========   ========   =========
Diluted earnings per share:
  Income (loss) before extraordinary        $   0.00 $      (0.04)  $   (0.09)  $    0.17   $    0.38   $    0.31   $    0.52
charge................................
  Extraordinary charge, net of income tax
    benefit...........................            --          --           --       (0.10)         --          --          --
                                            --------     --------    ---------   ---------   ---------   ---------  ---------
      Net income (loss)...............       $  0.00     $  (0.04)   $  (0.09)   $   0.07    $   0.38    $   0.31    $   0.52
                                             ========    =========   ========    ========    ========    ========    ========
Weighted average number of common shares
       Diluted........................        12,203       12,203      12,203      10,989      11,842      11,555      12,786
                                            =========    =========   =========   =========   =========   =========  =========


                                                                As of December 31,                         As of September 30,
                                                                -----------------
                                                1993        1994        1995        1996         1997               1998
                                            ----------- ----------- ----------- ----------- --------------    ----------------
                                                                         (In thousands)                          (unaudited)
 Balance Sheet Data:
   Cash and cash equivalents........        $     34    $     209    $     71   $   7,479   $   8,391         $    5,439
   Working capital (deficit)........             146         (426)     (1,597)     15,713      28,981             30,612
   Total assets.....................             257        2,313       6,784      21,262      38,668             57,968
   Short-term debt, including subordinated
     debentures.....................               5        1,032       3,489          20          20                 18
   Capital lease obligations, less current
     portion........................              52           --          81          57          51                 54
   Shareholders' equity (deficit)...             130         (307)     (1,366)     17,162      32,462             42,918

------------------
(1) Basic and diluted earnings per share have replaced primary and fully diluted earnings per share in accordance with SFAS No. 128.


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company provides a wide range of information technology services, including enterprise-wide business process solutions, internet applications services, applications outsourcing and maintenance, systems integration and custom software development based on leading technologies. The Company has grown rapidly since 1994 when it made a strategic decision to diversify its customer base by expanding the scope of its integration and development services and to utilize SAP software as a primary tool to implement enterprise-wide business process solutions. In 1995, the Company became a SAP National Implementation Partner and also began to utilize Oracle products to diversify its service offerings. In 1997, the Company achieved National Logo Partner status with SAP. In July 1997, the Company achieved AcceleratedSAP Partner Status with SAP by meeting certain performance criteria established by SAP. Also, in 1997, the Company began to provide implementation services to PeopleSoft and Baan licensees to further diversify its service offerings. In July 1997, the Company was awarded an implementation partnership status by PeopleSoft. In September 1997, the Company was awarded an international consulting partnership status by Baan. The Company recently expanded its Oracle applications implementation services practice and added upgrade services to meet market demand of mid-size to large companies that are implementing or upgrading Oracle applications.

     The Company generates revenue from professional services rendered to customers. Revenue is recognized as services are performed. The Company's services range from providing customers with a single consultant to multi-personnel full-scale projects. The Company provides these services to its customers primarily on a time and materials basis and pursuant to written contracts which can be terminated with limited advance notice, typically not more than 30 days, and without significant penalty, generally limited to fees earned and expenses incurred by the Company through the date of termination. The Company provides its services directly to end-user organizations or as a member of a consulting team assembled by another information technology consulting firm to Fortune 1000 and other large and mid-sized companies. The Company generally bills its customers semi-monthly for the services provided by its consultants at contracted rates. Where contractual provisions permit, customers also are billed for reimbursement of expenses incurred by the Company on the customers' behalf.

     The Company has provided services on certain projects in which it, at the request of the clients, offered a fixed price for its services, however, none of these projects are currently material to the Company's business. The Company believes that, as it pursues its strategy of making turnkey project management a larger portion of its business, it will continue to offer fixed price projects. The Company has had limited prior experience in pricing and performing under fixed price arrangements and believes that there are certain risks related thereto and thus prices such arrangements to reflect the associated risk. There can be no assurance that the

Company will be able to complete such projects within the fixed price timeframes. The failure to perform within such fixed price contracts, if entered into, could have a material adverse effect on the Company's business.

     The Company has derived and believes that it will continue to derive a significant portion of its revenue from a limited number of customers and projects. For the years ended December 31, 1995, 1996 and 1997 and the nine months ended September 30, 1998, the Company's ten largest customers accounted for in the aggregate of approximately 56%, 66%, 54% and 42% of its revenue, respectively. During 1995, Ernst & Young LLP and PricewaterhouseCoopers LLP (formerly Price Waterhouse LLP) each accounted for more than 10% of revenue. In 1996 and 1997, PricewaterhouseCoopers LLP and Bristol-Myers Squibb each accounted for more than 10% of revenue. During the nine months ended September 30, 1998, no customer accounted for more than 10% of revenue. For the years ended December 31, 1995, 1996 and 1997 and the nine months ended September 30, 1998, 50%, 44%, 38% and 38%, respectively, of the Company's revenue was generated by serving as a member of consulting teams assembled by other information technology consulting firms. There can be no assurance that such information technology consulting firms will continue to engage the Company in the future at current levels of retention, if at all. During the years ended December 31, 1995, 1996 and 1997 and the nine months ended September 30, 1998, 69%, 74%, 68% and 65%, respectively, of the Company's total revenue was derived from projects in which the Company implemented software developed by SAP. For both the year ended December 31, 1997 and the nine months ended September 30, 1998, approximately 14% of the Company's total revenue was derived from projects in which the Company implemented software developed by Oracle. During the nine months ended September 30, 1998, approximately 47% of the Company's revenue was derived from engagements at which the Company had project management responsibilities, compared to 33%, 16% and 0% during the years ended December 31, 1997, 1996 and 1995, respectively.

     The Company's most significant cost is project personnel expenses, which consist of consultant salaries, benefits and payroll-related expenses. Thus, the Company's financial performance is based primarily upon billing margin (billable hourly rate less the cost to the Company of a consultant on an hourly basis) and personnel utilization rates (billable hours divided by paid hours). The Company believes that turnkey project management assignments typically carry higher margins. The Company has been shifting to such higher-margin turnkey management assignments and more complex projects by leveraging its reputation, existing capabilities, proprietary implementation methodology, development tools and offshore development capabilities with expanded sales and marketing efforts and new service offerings to develop turnkey project sales opportunities with both new and existing customers. The Company's inability to continue its shift to higher-margin turnkey management assignments and more complex projects may adversely impact the Company's future growth.

     Since late 1994, the Company has made substantial investments in its infrastructure in order to support its rapid growth. For example, in 1994, the Company established and funded an operations facility in India, the Advance Development Center (the "ADC"), and in 1995 established a sales office in California. In addition, from 1994 to date, the Company has incurred expenses to develop proprietary development tools and its proprietary accelerated implementation methodology and toolset. Since 1995, the Company has also been increasing its sales force and its marketing, finance, accounting and administrative staff, in order to manage its growth. The Company currently maintains sales and operations offices in Chicago, Detroit, Foster City (California), Reston (Virginia), Edison (New Jersey), Dallas, Atlanta, Phoenix, Boston, Miami and Washington, D.C. In addition to the ADC and sales offices in India, the Company also currently maintains offices in Australia, Denmark, Japan, New Zealand, and the United Kingdom. The Company leases its headquarters in Edison, New Jersey, totaling approximately 48,475 square feet. Such lease has an initial term of ten (10) years, commencing in September 1998. The Company is in the process of finalizing an agreement to sublet the space used for its prior headquarters for the remainder of the term of its sublease, which expires November 15, 1999.

         RESULTS OF OPERATIONS


                  The following table sets forth for the periods indicated certain financial data as a percentage of revenue:


                                                                                 Percentage of Revenue
                                                                                 ---------------------
                                                                                                     Nine Months
                                                                      Year Ended                        Ended
                                                                     December 31,                    September 30,
                                                                     -----------                     -------------
                                                                  1997         1996        1995          1998
                                                              ---------    ---------   --------        --------
Revenue.....................................................     100.0%      100.0%       100.0%         100.0%
Cost of sales...............................................      69.8        71.2         81.4           64.0
                                                              --------       -----     --------       --------
  Gross profit..............................................      30.2        28.8         18.6           36.0
Selling, general and administrative expenses................      22.5        21.0         18.1           26.0
Acquisition expenses........................................        --          --           --            0.4
                                                              --------     -------     --------       --------
  Operating income (loss)...................................       7.7         7.8          0.5            9.6
Factor fees/Interest expense (income), net..................      (0.4)        2.6          4.8           (0.3)
                                                              --------       -----     --------       --------
Income (loss) before provision for income taxes and
  extraordinary charge......................................       8.1         5.2         (4.3)           9.9
Provision for income taxes..................................       2.5         1.1           --            2.9
                                                              --------       -----     --------       --------
Income (loss) before extraordinary charge...................       5.6         4.1         (4.3)           7.0
Extraordinary charge, net of income tax benefit.............        --         2.4           --             --
                                                              --------       -----     --------       --------
  Net income (loss).........................................       5.6%        1.7%        (4.3)%          7.0%
                                                              ========       =====     ========       ========

     YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1997

     REVENUE. Revenue increased by 69.9%, or $33.0 million, from $47.2 million in 1996 to $80.2 million in 1997. This increase was attributable primarily to increased demand for the Company's SAP related implementation consulting services and, to a lesser extent, to increased demand for the Company's systems integration and custom software development services.

     GROSS PROFIT. The Company's cost of sales includes primarily the cost of salaries to consultants and related employee benefits and payroll taxes. The Company's cost of sales increased by 66.6%, or $22.4 million, from $33.6 million in 1996 to $56.0 million in 1997. The increase was due to increased personnel costs resulting from the hiring of additional consultants to support the increase in demand for the Company's services. The Company's gross profit increased by 78.2%, or $10.6 million, from $13.6 million in 1996 to $24.2 million in 1997. Gross profit margin increased from 28.8% of revenue in 1996 to 30.2% of revenue in 1997. The increase in such gross profit margin was attributable to the increase in implementation services projects and a combination of improved billing margins, greater consultant utilization and achieving certain customer performance incentives.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses consist primarily of administrative salaries, sales person compensation, travel and entertainment, some of the costs associated with the ADC and related development costs and professional fees. Selling, general and administrative expenses increased by 82.1%, or $8.1 million, from $9.9 million in 1996 to $18.0 million in 1997, and increased as a percentage of revenue from 21.0% to 22.5%, respectively. The increases in such expenses in absolute dollars and as a percentage of revenue were due primarily to the expansion of the Company's sales and marketing activities in 1997 and increased travel and entertainment expenses due to the growth of the business and the employee base. Such expenses were increased to support the continued revenue growth of the Company in the United States and abroad. In addition, such expenses increased due to increased sales and management recruiting costs, support services, and an increase in the provision for doubtful accounts.

     FACTOR FEES/INTEREST (INCOME) EXPENSE, NET. Factor fees in the 1996 period were the charges incurred by the Company to finance its accounts receivable. On October 10, 1996, the Company repaid the factor with a portion of the proceeds from the Company's initial public offering, approximately $4.4 million, consisting of all amounts outstanding under the agreement with its factor and terminated its factor agreement. Subsequent to the Company's initial public offering, interest income has been earned on interest bearing cash accounts and short term investments.

     PROVISION FOR INCOME TAXES. The Company's effective income tax rate was 31.3% and 20.5% for the years ended December 31, 1997 and 1996. During 1997 and 1996 the Company reduced their valuation allowance by $207,000 and $461,000, respectively as management determined that it was more likely than not, that the applicable portion of the net deferred tax asset would be or had been realized. The 1997 and 1996 valuation allowance reduction favorably impacted the effective income tax rate by 3% and 14%, respectively. In 1996, the

Company elected a five year tax holiday in India in accordance with a local tax incentive program whereby no income tax will be due during such period. For the year ended December 31, 1997, the tax holiday favorably impacted the effective tax rate by approximately 8%. There was no significant impact for 1996. Based on current and anticipated profitability, management believes all net deferred tax assets are more likely than not to be realized.

     YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     REVENUE. Revenue increased by 91.9%, or $22.6 million, from $24.6 million in 1995 to $47.2 million in 1996. This increase was attributable primarily to increased demand for the Company's SAP-related consulting services and, to a lesser extent, to increased demand for the Company's systems integration and custom software development services.

     GROSS PROFIT. The Company's cost of sales increased by 67.8% or $13.6 million, from $20.0 million in 1995 to $33.6 million in 1996. The increase was due to increased personnel costs resulting from the hiring of additional consultants to support the Company's significant increase in demand for the Company's services. The Company's gross profit increased by 197.4%, or $9.0 million, from $4.6 million in 1995 to $13.6 million in 1996. Gross profit margin increased from 18.6% of revenue in 1995 to 28.8% of revenue in 1996. The increase in such gross profit margin was attributable primarily to the fact that revenue increased at a faster rate than cost of sales which resulted from a combination of improved billing margins and greater consultant utilization.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased by 122.6%, or $5.4 million, from $4.5 million in 1995 to $9.9 million in 1996, and increased as a percentage of revenue from 18.1% to 21.0% in 1995 and 1996, respectively. The increases in such expenses in absolute dollars and as a percentage of revenue were due primarily to the expansion of the Company's sales and marketing activities in 1995 and 1996, the additional accounting and financial personnel added in 1996 and increased travel and entertainment expenses due to the growth of the business and the employee base. These expenses were incurred to support the continued revenue growth of the Company. In 1996, selling, general and administrative expenses also included the Company's operations in the United Kingdom which were established during the year.

     FACTOR FEES/INTEREST EXPENSE. During 1995 and 1996, the rapid increase in the Company's business and revenue resulted in working capital requirements and the Company utilized its increasing accounts receivable base as a source of liquidity to obtain financing from the factor because the Company was unable to obtain more traditional financing. See "-- Liquidity and Capital Resources." The Company also incurred interest expense in connection with subordinated debentures issued in April 1996. Factor fees and interest expense increased by 5.1% or $60,000 from 1995 to 1996 but decreased as a percentage of revenue from 4.8% to 2.6% in 1995 and 1996, respectively. Although the volume of accounts receivable financed increased as a result of the revenue increase, the Company was able to fund much of its working capital requirements during 1996 with the proceeds from the subordinated debentures, which debentures carried an interest rate lower than that charged by the factor. In addition, the Company established a collections department in the first quarter of 1996. Slow accounts receivable turnover in 1995 contributed to increased factor fees in that year.

     BACKLOG

     The Company normally enters into written contracts with its customers at the time it commences work on a project. These written contracts contain varying terms and conditions and the Company does not generally believe it is appropriate to characterize such written contracts as creating backlog. In addition, because these written contracts often provide that the arrangement can be terminated with limited advance notice and without significant penalty, the Company does not believe that projects in process at any one time are a reliable indicator or measure of expected future revenue. In the event that a customer terminates a project, the customer remains obligated to pay the Company for services performed by it through the date of termination.

     LIQUIDITY AND CAPITAL RESOURCES

     The Company has funded its operations primarily from cash flow generated from operations, and to a lesser extent, from cash balances generated from the Company's initial and follow-on public offerings consummated in October 1996 and July 1997, respectively.

     Cash provided by operating activities was $1.1 million during the nine months ended September 30, 1998, resulting primarily from net income of $6.6 million for the nine months ended September 30, 1998, an increase of $5.9 million in accounts payable and accrued payroll, offset by an increase of $11.9 million in accounts receivable and unbilled services. Cash used in operating activities for the years ended December 31, 1997, 1996 and 1995 was $7.2 million, $4.3 million and $2.3 million, respectively.

     The Company had working capital of $30.6 million at September 30, 1998 and $29.0 million at December 31, 1997.

     In accordance with investment guidelines approved by the Company's Board of Directors, cash balances in excess of those required to fund operations have been invested in short-term U.S. Treasury securities and commercial paper with a credit rating no lower than A1/P1.

     The Company invested $142,000, $1.1 million, $2.5 million and $4.8 million in computer equipment and office furniture and fixtures in 1995, 1996 and 1997 and the nine months ended September 30, 1998, respectively. The increase reflects purchases of computer and telecommunications equipment for consultants and administrative staff and office furniture and fixtures related to the Company's new headquarters in Edison, New Jersey, and other offices opened during 1998.

     The Company's factoring agreement required that the Company offer all of its trade accounts receivable to the factor for financing; however, the factor was under no obligation to accept any or all of such receivables. For a variety of reasons, including the rapid growth of the Company, the lack of available tangible security to utilize as collateral and the absence of historical operating profits prior to 1996, the Company was unable to obtain more traditional financing. On October 10, 1996, the Company repaid approximately $4.4 million consisting of all amounts outstanding under the agreement with the factor and terminated the factoring agreement.

     In March 1996, in anticipation of the debenture financing described below, the Company obtained a $750,000 line of credit, payable on demand, from a bank. The line of credit carried interest at the federal funds rate plus 1%. Borrowings under the line totaled $200,000 at March 31, 1996 and $300,000 in April 1996, when the Company repaid all amounts outstanding under such line in connection with the debenture financing described below. The line of credit has been terminated in accordance with the terms of such debenture financing.

     In April 1996, the Company issued and sold five-year 9% subordinated debentures in the aggregate principal amount of $6.0 million to Summit Ventures IV, L.P. and Summit Investors III, L.P. The subordinated debentures were issued to raise funds for working capital and general corporate purposes, to repurchase from the then-current shareholders, Messrs. Pandey, Koneru and Valluripalli, an aggregate of 4,881,066 shares of Common Stock for an aggregate of $1.5 million, to repay approximately $300,000 outstanding under a $750,000 credit facility and to satisfy approximately $358,000 of cash overdrafts. Upon receipt of the net proceeds from the Company's initial public offering in October 1996, the Company prepaid approximately $6.3 million, representing all amounts outstanding under such debentures, including interest.

     Subsequent to December 31, 1995, the Company determined that it had unrecorded and unpaid federal and state payroll-related taxes for certain employees. As a result of the Company's voluntary disclosure to the Internal Revenue Service of certain unpaid tax liabilities, on June 5, 1996, the Company received an audit assessment from the Internal Revenue Service for unpaid 1994 and 1995 federal income tax withholding, FICA and FUTA taxes in the aggregate amount of approximately $800,000 which was paid in full in August 1996. No interest or penalties were assessed. Reserves, aggregating $1.0 million, including the amount of the Internal Revenue Service audit assessment, were recorded at December 31, 1995. No assurance may be given, however, that interest, penalties or additional state or federal taxes will not be assessed in the future. The Company's principal shareholders, Messrs. Pandey, Koneru and Valluripalli, have agreed to indemnify the Company for any and all losses which the Company may sustain, in excess of the $1.0 million reserve, net of any tax benefits realized by the Company, arising from or relating to federal or state tax, interest or penalty payment obligations resulting from the above subject matter. The Company believes that its failure to record and pay 1994 and 1995 federal and state payroll-related taxes for certain employees resulted from a combination of factors, including lack of internal controls and lack of financial expertise and oversight.

     In January 1997, and as later amended on August 18, 1997, the Company entered into a two-year credit agreement with a bank (the "Bank"). The credit facility with the Bank has two components comprised of (i) a revolving line of credit pursuant to which the Company may borrow up to $7.5 million either at the Bank's prime rate per annum or the EuroRate plus 2% (at the Company's option), and (ii) equipment term loans pursuant to which the Company may borrow up to an aggregate of $350,000 (at the Bank's prime rate plus 1/4 of 1% per annum) to purchase equipment. The credit agreement contains covenants which require the Company to (i) maintain its working capital during the year at no less than 90% of the working capital at the end of the immediately preceding fiscal year and at the end of each fiscal year at no less than 105% of its working capital at the end of the immediately preceding fiscal year; and (ii) maintain its tangible net worth during the year at no less than 95% of its tangible net worth at the end of the immediately preceding fiscal year and at the end of each fiscal year at no less than 108% of tangible net worth at the end of the immediately preceding fiscal year. As of September 30, 1998, the Company is in compliance with all debt covenants. The Company's obligations under the credit agreement are collateralized by substantially all of the Company's assets, including its accounts receivable and intellectual property. The Company's obligations under the credit facility are payable at the expiration of such facility on January 22, 1999. These terms are subject to the Company maintaining an unsubordinated debt to tangible net worth ratio of no greater than one to one and an earnings before interest and taxes to interest expense ratio of no less than three to one.

     As of September 30, 1998, there were no amounts outstanding under the revolving line of credit and no equipment term loans outstanding.

     On October 22, 1998, the Company announced that it had executed a commitment letter with PNC Bank for a three-year $30 million revolving credit facility. When finalized, such facility will replace the Company's current two-year $7.5 million credit facility. The Company expects to close this facility in November 1998. There can be no assurance, however, that such facility will be finalized in 1998, if at all.

     The Company believes that its available funds, together with current credit arrangements and the cash flow expected to be generated from operations, will be adequate to satisfy its current and planned operations for at least the next twelve months.

RECENTLY ISSUED ACCOUNTING STANDARDS

     Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share" was issued in February 1997 and replaces Accounting Principles Board ("APB") Opinion No. 15. The new statement simplifies the computations of earnings per share ("EPS") by replacing the presentation of primary EPS with basic EPS, which is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS under the new statement is computed similarly to fully diluted EPS pursuant to APB Opinion No. 15. The Company has adopted SFAS No. 128 and has restated EPS for comparative purposes. SFAS No. 128 did not have a material impact on the computation of the earnings per share presented in the consolidated financial statements.

     SFAS No. 130, "Reporting Comprehensive Income" was issued in June 1997. This statement is effective for the Company's fiscal year ending December 31, 1998. This statement addresses the reporting and displaying of comprehensive income and its components. Adoption of SFAS No. 130 relates to disclosure within the financial statements and is not expected to have a material effect on the Company's consolidated financial statements. The Company adopted the provisions of SFAS No. 130 on January 1, 1998.

     SFAS No. 131,  "Disclosures  about  Segments of and  Enterprise and Related
Information" was issued in June 1997. This statement is effective for the Company's fiscal year ending December 31, 1998. This statement changes the way public companies report information about segments of their business in their annual financial statements and requires them to report selected segment information in their quarterly reports. Adoption of SFAS No. 131 relates to disclosure within the financial statements and is not expected to have a material effect on the Company's consolidated financial statements.

                               SELLING SHAREHOLDER

     The Shares to be offered under this Prospectus are owned by Tim Fenner. Mr. Fenner acquired his Shares in connection with the acquisition by Intelligroup Europe Limited (No. 3205142), a corporation formed pursuant to the laws of England and Wales and a wholly-owned subsidiary of the Company ("Sub"), of Mr. Fenner's equity interests in CPI Resources Limited (No. 2080824), a corporation formed pursuant to the laws of England and Wales, pursuant to the terms of an Agreement of Purchase and Sale dated as of May 21, 1998, among the Company, Sub and Mr. Fenner. Pursuant to the terms of the Agreement, the Company agreed to file a registration statement covering the Shares held by Mr. Fenner with the Commission.

     The following table sets forth, as of September 30, 1998, certain information with respect to the Selling Shareholder.

                                                Number of
                      Beneficial Ownership of     Shares        Beneficial
   Name of             Selling Shareholder       Offered    Ownership of Shares
Selling Shareholder     Prior to Offering(1)     Hereby(2)   After Offering(2)
-------------------     --------------------     ---------   -----------------
                       Number    Percent                    Number      Percent
                       ------    -------                    ------      -------

Tim Fenner            371,000      3.0           185,500    185,500(3)    1.5%

------------

(1) Applicable percentage of ownership is based on 12,667,875 shares of Common Stock outstanding, plus any Common Stock equivalents held by such holder.

(2) Assumes that all Shares are sold pursuant to this offering and that no other shares of Common Stock are acquired or disposed of by the Selling Shareholders prior to the termination of this offering. Because the Selling Shareholders may sell all, some or none of their Shares or may acquire or dispose of other shares of Common Stock, no reliable estimate can be made of the aggregate number of Shares that will be sold pursuant to this offering or the number or percentage of shares of Common Stock that each Selling Shareholder will own upon completion of this offering.

(3) Represents shares held by Mr. Fenner which were previously registered on a Registration Statement on Form S-3 and filed with Securities and Exchange Commission on June 5, 1998.

     Under agreements with the Selling Shareholder, all offering expenses are borne by the Company except the fees and expenses of any counsel and other advisors that the Selling Shareholder may employ to represent them in connection with the offering and all brokerage or underwriting discounts or commissions paid to broker-dealers in connection with the sale of the Shares.

                              PLAN OF DISTRIBUTION

     The Selling Shareholder has not advised the Company of any specific plan for distribution of the Shares offered hereby, but it is anticipated that the Shares will be sold from time to time by the Selling Shareholder or by pledgees, donees, transferees or other successors in interest. Such sales may be made over-the-counter on the Nasdaq National Market at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Shares may be sold by one or more of the following:
(i) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (ii) purchases by a broker or dealer for its account pursuant to this Prospectus; or (iii) ordinary brokerage transactions and transactions in which the broker solicits purchases. In effecting sales, brokers or dealers engaged by the Selling Shareholder may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the Selling Shareholder in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any commissions received by them and any profit realized by them on the resale of Shares as principals may be deemed underwriting compensation under the Securities Act. The expenses of preparing this Prospectus and the related Registration Statement with the Commission will be paid by the Company. Shares of Common Stock covered by this Prospectus also may qualify to be sold pursuant to Rule 144 under the Securities Act, rather than pursuant to this Prospectus. The Selling Shareholder has been advised that he is subject to the applicable provisions of the Exchange Act, including without limitation, Rules 10b-5 and Regulation M thereunder.

                                  LEGAL MATTERS

     The validity of the issuance of the Shares of Common Stock offered hereby will be passed upon for the Company by Buchanan Ingersoll Professional Corporation, 500 College Road East, Princeton, New Jersey.

                                     EXPERTS

     The consolidated financial statements included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                       WHERE YOU CAN FIND MORE INFORMATION

     The Company files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document the Company files at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company's SEC filings are also available to the public from the SEC's web site at http://www.sec.gov. For additional information, please visit the Company's website at http://www.intelligroup.com.

     The SEC allows the Company to "incorporate by reference" the information the Company files with them, which means that the Company can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that the Company files with the SEC will automatically update and supersede this information. The Company incorporates by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the Selling Shareholder sells all the Shares.

1.   Annual Report on Form 10-KSB for the year ended December 31, 1997;

2. Quarterly Report on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998;

3. Current Reports on Form 8-K dated May 4, 1998, May 27, 1998 and November 9, 1998; and

4. The description of the Company's Common Stock, $.01 par value, which is contained in the Company's Registration Statement on Form 8-A filed pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, in the form declared effective by the SEC on September 26, 1996, including any subsequent amendments or reports filed for the purpose of updating such description.

     The Company will provide, without charge, to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the information incorporated herein by reference. Exhibits to any of such documents, however, will not be provided unless such exhibits are specifically incorporated by reference into such documents. The requests should be made to:

                    Gerard E. Dorsey, Chief Financial Officer
                    Intelligroup, Inc.
                    499 Thornall Street
                    Edison, New Jersey 08837
                    (732) 590-1600

     This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. The Company has authorized no one to provide you with different information. The Company is not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document

               --------------------------------------------------

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 14A:3-5 of the New Jersey Business Corporation Act permits each New Jersey business corporation to indemnify its directors, officers, employees and agents against expenses and liabilities in connection with:

     o any proceeding involving such persons by reason of his or her serving or having served in such capacities; or

     o each such person's acts taken in such capacity if such actions were taken in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation.

     With respect to any criminal proceeding, indemnity is permitted if such person had no reasonable cause to believe his or her conduct was unlawful, provided that any such proceeding is not by or in the right of the corporation.

     Section 14A:2-7(3) of the New Jersey Business Corporation Act enables a corporation in its certificate of incorporation to limit the liability of directors and officers of the corporation to the corporation or its shareholders. Specifically, the certificate of incorporation may provide that directors and officers of the corporation will not be personally liable for money damages for breach of a duty as a director or an officer, except for liability for:

     o any breach of the director's or officer's duty of loyalty to the corporation or its shareholders;

     o acts or omissions not in good faith or which involve a knowing violation of law; or

     o any transaction from which the director or officer derived an improper personal benefit.

     The Company's Certificate of Incorporation limits the liability of its directors and officers as authorized by Section 14A:2-7(3). The affirmative vote of the holders of at least 80% of the voting power of all outstanding shares of the capital stock of the Company is required to amend such provisions.

     Article 11 of the Registrant's Amended and Restated By-laws specifies that the Company shall indemnify its directors and officers to the extent such parties are involved in or made a party to any action, suit or proceeding because he or she was a director or officer of the Company. The Company has agreed to indemnify such parties for their actual and reasonable expenses if such party:

     o acted in good faith and in a manner he or she reasonably believed to be in the best interests of the Company; and

     o    had no reasonable cause to believe his conduct was unlawful.

     This provision of the By-laws is deemed to be a contract between the Company and each director and officer who serves in such capacity at any time while such provision and the relevant provisions of the New Jersey Business Corporation Act are in effect. Any repeal or modification shall not offset any action, suit or proceeding brought or threatened based in whole or in part upon any such state of facts. The affirmative vote of the holders of at least 80% of the voting power of all outstanding shares of capital stock of the Company is required to adopt, amend or repeal such provision of the By-laws.

     The Company has executed indemnification agreements with each of its directors and executive officers. Such agreements require the Company to indemnify such parties to the full extent permitted by law, subject to certain exceptions, if such party becomes subject to an action because such party is a director, officer, employee, agent or fiduciary of the Company.

     The Company has liability insurance for the benefit of its directors and officers. The insurance covers claims against such persons due to any:

     o  breach of duty;               o  misleading statement;

     o  neglect;                      o  omission; or

     o  error;                        o  act done.

     o  misstatement;

The insurance covers such claims, except as prohibited by law, or otherwise excluded by such insurance policy.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                       INTELLIGROUP, INC. AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------



                                                                           Page
                                                                           ----

Report of Independent Public Accountants.........................           F-2

Consolidated Financial Statements:

Consolidated Balance Sheets as of December 31, 1997 and 1996.....           F-3

Consolidated Statements of Operations for the years ended
             December 31, 1997, 1996 and 1995....................           F-4

Consolidated Statements of Shareholders' Equity (Deficit) for
             the years ended December 31, 1997, 1996 and 1995....           F-5

Consolidated  Statements  of Cash Flows for the years ended
             December  31, 1997, 1996 and 1995...................           F-6

Notes to Consolidated Financial Statements.......................           F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------


To the Shareholders of Intelligroup, Inc.:

         We have audited the accompanying consolidated balance sheets of Intelligroup, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intelligroup, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.






                                                          /s/ARTHUR ANDERSEN LLP

Princeton, New Jersey
February 5, 1998 (except for the
matters discussed in Note 9, as to
which the date is May 21, 1998)

                                             INTELLIGROUP, INC. AND SUBSIDIARIES
                                                 CONSOLIDATED BALANCE SHEETS
                                                  December 31, 1997 and 1996

                                                                                                       1997               1996
                                                                                                   ------------        ------------
                                Assets
                                ------
Current Assets:
   Cash and cash equivalents ...............................................................       $  8,391,000        $  7,479,000
   Accounts  receivable,  less  allowance for doubtful  accounts of $799,000 and
     $546,000 at December 31, 1997 and 1996, respectively
                                                                                                     17,668,000           8,538,000
   Unbilled services .......................................................................          7,834,000           2,916,000
   Deferred income taxes ...................................................................            404,000             331,000
   Other current assets ....................................................................            668,000             492,000
                                                                                                   ------------        ------------
       Total current assets ................................................................         34,965,000          19,756,000
Equipment, net .............................................................................          3,366,000           1,281,000
Other assets ...............................................................................            337,000             225,000
                                                                                                   ------------        ------------
                                                                                                   $ 38,668,000        $ 21,262,000
                                                                                                   ============        ============
                   Liabilities and Shareholders' Equity
                   ------------------------------------

Current Liabilities:
   Accounts payable ........................................................................       $  1,353,000        $    406,000
   Accrued payroll and related taxes .......................................................          2,636,000           1,814,000
   Accrued expenses and other liabilities ..................................................          1,074,000           1,268,000
   Income taxes payable ....................................................................            901,000             535,000
   Current portion of obligations under capital leases .....................................             20,000              20,000
                                                                                                   ------------        ------------
       Total current liabilities ...........................................................          5,984,000           4,043,000

Obligations under capital leases, less current portion .....................................             51,000              57,000

Deferred income taxes ......................................................................            171,000                  --

Commitments and contingencies
Shareholders' Equity
   Preferred stock, $.01 par value, 5,000,000 shares authorized, none
     issued or outstanding .................................................................                 --                  --
   Common stock, $.01 par value,  25,000,000 shares  authorized,  11,987,981 and
     10,735,600 shares issued and outstanding at
     December 31, 1997 and 1996, respectively ..............................................            120,000             107,000
   Additional paid-in capital ..............................................................         30,175,000          19,201,000
   Retained earnings (deficit) .............................................................          2,325,000          (2,146,000)
   Currency translation adjustments ........................................................           (158,000)               --
                                                                                                   ------------        ------------
       Total shareholders' equity ..........................................................         32,462,000          17,162,000
                                                                                                   ------------        ------------
                                                                                                   $ 38,668,000        $ 21,262,000
                                                                                                   ============        ============

                                           See notes to consolidated financial statements.

                                                 INTELLIGROUP, INC. AND SUBSIDIARIES
                                                CONSOLIDATED STATEMENTS OF OPERATIONS
                                        For the Years Ended December 31, 1997, 1996 and 1995


                                                                                    1997                1996                1995
                                                                               ------------        -----------         ------------
Revenue ................................................................       $ 80,189,000        $ 47,189,000        $ 24,589,000
Cost of sales ..........................................................         55,976,000          33,605,000          20,021,000
                                                                               ------------        ------------        ------------
       Gross profit ....................................................         24,213,000          13,584,000           4,568,000
Selling, general and administrative expenses ...........................         18,041,000           9,908,000           4,452,000
                                                                               ------------        ------------        ------------
       Operating income ................................................          6,172,000           3,676,000             116,000
                                                                               ------------        ------------        ------------
Other expenses:
   Interest (income) expense, net ......................................           (338,000)            236,000               4,000
   Factor charges ......................................................                 --             999,000           1,171,000
                                                                               ------------        ------------        ------------
                                                                                   (338,000)          1,235,000           1,175,000
                                                                               ------------        ------------        ------------
Income before provision for income taxes and extraordinary
   charge ..............................................................          6,510,000           2,441,000          (1,059,000)
Provision for income taxes .............................................          2,039,000             500,000                  --
                                                                               ------------        ------------        ------------
Income before extraordinary charge .....................................          4,471,000           1,941,000          (1,059,000)

Extraordinary charge-Loss on early extinguishment of debt,
   net of income tax benefit of $296,000 ...............................                 --           1,148,000                  --
                                                                               ------------        ------------        ------------
Net income .............................................................       $  4,471,000        $    793,000        $ (1,059,000)
                                                                               ============        ============        ============
Earnings per share:
   Basic earnings per share:
       Income before extraordinary charge ..............................       $       0.39        $       0.20        $      (0.09)
       Extraordinary charge, net of income tax benefit .................                 --               (0.12)                 --
                                                                               ------------        ------------        ------------
         Net income per share ..........................................       $       0.39        $       0.08        $      (0.09)
                                                                               ============        ============        ============

       Weighted average number of common shares - Basic ................         11,362,000           9,729,000          12,203,000
                                                                               ============        ============        ============

   Diluted earnings per share:
       Income before extraordinary charge ..............................       $       0.38        $       0.17        $      (0.09)
       Extraordinary charge, net of income tax benefit .................                 --               (0.10)                 --
                                                                               ------------        ------------        ------------
         Net income per share ..........................................       $       0.38        $       0.07        $      (0.09)
                                                                               ============        ============        ============

       Weighted average number of common shares - Diluted ..............
                                                                                 11,842,000          10,989,000          12,203,000
                                                                               ============        ============        ============

                                           See notes to consolidated financial statements.


                                                 INTELLIGROUP, INC. AND SUBSIDIARIES
                                      CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                                        For the Years Ended December 31, 1997, 1996 and 1995



                                                                                                  Cumulative
                                                                                       Retained     Foreign           Total
                                                                      Additional       Earnings     Currency     Shareholders's
                                                  Common Stock          Paid in      (Accumulated  Translation       Equity
                                              Shares        Amount      Capital        Deficit)    Adjustments      (Deficit)
                                              ------        ------      -------        --------    -----------      ---------

Balance at December 31, 1994 ...........    12,202,666    $ 122,000    $        --      (429,000)   $      --    $   (307,000)

Net loss ...............................            --           --             --    (1,059,000)          --      (1,059,000)
                                           -----------    ---------    -----------   -----------    ---------    ------------

Balance at December 31, 1995 ...........    12,202,666      122,000             --    (1,488,000)          --      (1,366,000)
Repurchase and retirement
of common stock ........................    (4,881,066)     (49,000)            --    (1,451,000)          --      (1,500,000)
Issuance of common stock,
net of related costs ...................     2,050,000       20,000     17,815,000            --           --      17,835,000
Exercise of warrants ...................     1,364,000       14,000      1,386,000            --           --       1,400,000
Net income .............................            --           --             --       793,000           --         793,000
                                           -----------    ---------    -----------   -----------    ---------    ------------
Balance at December 31, 1996 ...........    10,735,600      107,000     19,201,000    (2,146,000)          --      17,162,000
Issuance of common stock,
net of related costs ...................     1,150,000       12,000      9,888,000            --           --       9,900,000
Exercise of stock options ..............       102,381        1,000        838,000            --           --         839,000
Tax benefit from exercise
of stock options .......................            --           --        248,000            --           --         248,000
Currency Translation ...................            --           --             --            --     (158,000)       (158,000)
adjustments
Net income .............................            --           --             --     4,471,000           --       4,471,000
                                           -----------    ---------    -----------   -----------    ---------    ------------
Balance at December 31, 1997 ...........    11,987,981    $ 120,000    $30,175,000   $ 2,325,000    $(158,000)   $ 32,462,000
                                           ===========    =========    ===========   ===========    =========    ============



                                           See notes to consolidated financial statements.


                                                 INTELLIGROUP, INC. AND SUBSIDIARIES
                                                CONSOLIDATED STATEMENTS OF CASH FLOWS
                                        For the Years Ended December 31, 1997, 1996 and 1995

                                                                                          1997           1996           1995
                                                                                   ------------    ------------    -----------
Cash flows from operating activities:
   Net income (loss) ...........................................................   $  4,471,000    $    793,000    $(1,059,000)
   Adjustments  to  reconcile  net income  (loss) to net cash used in  operating activities:
       Depreciation and amortization ...........................................        392,000         214,000         51,000
       Provision for doubtful accounts .........................................        765,000         590,000        411,000
       Extraordinary charge ....................................................             --       1,444,000             --
       Deferred income taxes ...................................................         98,000        (331,000)            --
       Tax benefit from exercise of stock options ..............................        248,000              --             --
   Changes in operating assets and liabilities:
       Restricted cash deposited in escrow .....................................             --         100,000       (100,000)
       Accounts receivable .....................................................     (9,895,000)     (4,399,000)    (3,339,000)
       Unbilled services .......................................................     (4,918,000)     (1,347,000)    (1,386,000)
       Other current assets ....................................................       (176,000)       (489,000)        27,000
       Other assets ............................................................       (112,000)       (197,000)       (30,000)
       Cash overdraft ..........................................................             --         (83,000)        83,000
       Accounts payable ........................................................        947,000      (1,074,000)     1,480,000
       Accrued payroll and related taxes .......................................        822,000        (754,000)     1,035,000
       Accrued expenses and other liabilities ..................................       (194,000)        736,000        478,000
       Income taxes payable ....................................................        366,000         535,000             --
                                                                                   ------------    ------------    -----------
           Net cash used in operating activities ...............................     (7,186,000)     (4,262,000)    (2,349,000)
                                                                                   ------------    ------------    -----------
Cash flows from investing activities:
   Purchases of equipment ......................................................     (2,477,000)     (1,143,000)      (142,000)
                                                                                   ------------    ------------    -----------
Cash flows from financing activities:
   Proceeds from issuance of common stock, net of
     issuance costs ............................................................      9,900,000      17,835,000             --
   Proceeds from exercise of stock options .....................................        839,000              --             --
   Proceeds from subordinated debentures and warrants,
     net of issuance costs .....................................................             --       5,888,000             --
   Repayment of subordinated debentures ........................................             --      (6,000,000)            --
   Repurchase of common stock ..................................................             --      (1,500,000)            --
   Loans from (repayments to) factors, net .....................................             --      (3,343,000)     2,349,000
   Proceeds from (repayments of) lines of credit, net ..........................             --         (45,000)         6,000
   Principal payments under capital leases .....................................         (6,000)        (22,000)        (2,000)
                                                                                   ------------    ------------    -----------
           Net cash provided by financing activities ...........................     10,733,000      12,813,000      2,353,000
                                                                                   ------------    ------------    -----------
   Effect of foreign currency exchange rate changes on
      cash .....................................................................       (158,000)             --             --
                                                                                   ------------    ------------    -----------
           Net increase (decrease) in cash and cash
           equivalents .........................................................        912,000       7,408,000       (138,000)
Cash and cash equivalents at beginning of year .................................      7,479,000          71,000        209,000
                                                                                   ------------    ------------    -----------
Cash and cash equivalents at end of year .......................................   $  8,391,000    $  7,479,000    $    71,000
                                                                                   ============    ============    ===========
Supplemental disclosures of cash flow information:
   Cash paid for interest ......................................................   $         --    $  1,264,000    $ 1,175,000
                                                                                   ============    ============    ===========
   Cash paid for income taxes ..................................................   $  1,795,000    $         --    $        --
                                                                                   ============    ============    ===========
Noncash transactions:
   Capital lease obligations ...................................................   $         --      $       --    $   102,000
                                                                                   ============    ============    ===========


                                           See notes to consolidated financial statements.

                       INTELLIGROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1 - Summary of Significant Accounting Policies
---------------------------------------------------

Business

         Intelligroup, Inc., and its subsidiaries (the "Company") provide a wide range of information technology services, including enterprise-wide business process solutions, systems integration and custom software development based on leading technologies. The Company markets its services to a wide variety of industries primarily in the United States. The majority of the Company's business is with large established companies, including consulting firms serving numerous industries.

Principles of Consolidation and Use of Estimates

         The accompanying financial statements include the accounts of Intelligroup, Inc. and its majority owned subsidiaries. Minority interests were not significant at December 31, 1997 and 1996. All significant intercompany balances and transactions have been eliminated.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

         Cash and cash equivalents consist of investments in highly liquid short-term instruments, with maturities of three months or less from the date of purchase.

Equipment

         Equipment   is  stated   at  cost,   less   accumulated   depreciation.
Depreciation is provided using the straight-line method over the estimated useful lives of the assets (five years). Costs of maintenance and repairs are charged to expense as incurred.

Revenue Recognition

         The Company generates revenue from professional services rendered. Revenue is recognized as services are performed with the corresponding cost of providing those services reflected as cost of sales. Substantially all customers are billed on a per diem basis whereby actual time is charged directly to the customer. Billings to customers for out-of-pocket expenses are recorded as a reduction of expenses incurred. Unbilled services at December 31, 1997 and

--------------------------------------------------------------

1996 represent services provided which are billed subsequent to year-end. All such amounts are anticipated to be realized in the following year.

Allowance for Doubtful Accounts

         The Company provides an allowance for doubtful accounts arising from services, which is based upon a review of outstanding receivables as well as historical collection information. In determining the amount of the allowance, management is required to make certain estimates and assumptions. The provision for doubtful accounts totaled $765,000, $590,000 and $411,000 in 1997, 1996 and 1995, respectively. Credit is granted to substantially all customers on an unsecured basis.

Recoverability of Long-Lived Assets

         The Company reviews the recoverability of its long-lived assets on a periodic basis in order to identify business conditions which may indicate a possible impairment. The assessment for potential impairment is based primarily on the Company's ability to recover the unamortized balance of its long-lived assets from expected future cash flows from its operations on an undiscounted basis.

Stock-Based Compensation

         Stock-based compensation is recognized using the intrinsic value method. For disclosure purposes, pro forma net income and earnings per share impacts are provided as if the fair market value method had been applied.

Currency Translation

         Assets and liabilities relating to foreign operations are translated into U.S. dollars using exchange rates in effect at the balance sheet date; income and expenses are translated into U.S. dollars using monthly average exchange rates during the year. Translation adjustments associated with assets and liabilities are excluded from income and credited or charged directly to shareholders' equity. Translation adjustments for 1996 and 1995 were not material.

Concentrations

         For the years ended December 31, 1997, 1996 and 1995, approximately 68%, 74% and 69% of revenue, respectively, was derived from projects in which the Company's personnel implemented software developed by SAP. The Company's future success in its SAP-related consulting services depends largely on its continued relationship with SAP and on its continued status as a SAP National Implementation Partner, which was first obtained in 1995. The Company's agreement with SAP (the "Agreement") is awarded on an annual basis. The Company's current contract expires on December 31, 1998. This Agreement contains no

--------------------------------------------------------------

minimum revenue requirements or cost sharing arrangements and does not provide for commissions or royalties to either party. In February 1997, the Company achieved a National Logo Partner relationship with SAP. For the year ended December 31, 1997, approximately 14% of revenue was derived from projects in which the Company's personnel implemented software developed by Oracle.

         A substantial portion of the Company's revenue is derived from projects in which an information technology consulting firm other than the Company has been retained by the end-user organization to manage the overall project. For years ended December 31, 1997, 1996 and 1995, 38%, 44% and 50%, respectively, of the Company's revenue was generated by serving as a member of consulting teams assembled by other information technology consulting firms.

         One customer accounted for approximately 11% and 13% of revenue in 1997 and 1996, respectively. Accounts receivable due from this customer was approximately $1,628,000 and $2,268,000 as of December 31, 1997 and 1996,
respectively. Another customer accounted for approximately 12%, 20% and 10% of revenue for 1997, 1996 and 1995, respectively. Accounts receivable due from this customer was approximately $2,049,000, $988,000 and $611,000 as of December 31, 1997, 1996 and 1995, respectively. Another customer accounted for approximately 12% of revenue for 1995. Accounts receivable due from this customer was $1,400,000 as of December 31, 1995.

Foreign Operations

         Revenues and identifiable assets from foreign operations were not significant in 1997, 1996 and 1995. During 1997, approximately $2,100,000 of income from operations was generated from foreign operations while during 1996 and 1995 income from foreign operations was not significant.

Income Taxes

         The Company accounts for income taxes pursuant to the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," ("SFAS No. 109") which utilizes the liability method and results in the determination of deferred taxes based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates currently in effect. The Company does not provide for additional U.S. income taxes on undistributed earnings (approximately $1,855,000) considered to be permanently invested in foreign subsidiaries.

Earnings Per Share

         In the fourth quarter of 1997, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128 "Earnings per share," which requires certain changes to the manner in which earnings per share ("EPS") is reported. SFAS No. 128 is effective for fiscal years

--------------------------------------------------------------

ending after December 15, 1997, and, requires restatement of previously reported earnings per share. The computation of basic earnings per share and diluted earnings per share were as follows:

                                            1997          1996           1995
                                        -----------   -----------   ------------

Net Income                              $ 4,471,000   $   793,000   $(1,095,000)
                                        -----------   -----------   ------------

Denominator:

    Weighted average number of common
    shares                               11,362,000     9,729,000    12,203,000
                                        -----------   -----------   ------------
    Basic earnings per share            $      0.39   $      0.08   $     (0.09)
                                        ===========   ===========   ============

Denominator:

    Weighted average number of common
    shares                               11,362,000     9,729,000    12,203,000
    Common share equivalents of
    outstanding stock options               480,000     1,260,000            --
                                        -----------   -----------   ------------
Total shares                             11,842,000    10,989,000    12,203,000
                                        -----------   -----------   ------------
Diluted earnings per share              $      0.38   $      0.07   $     (0.09)
                                        ===========   ===========   ============

Recently Issued Accounting Standards

         In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting comprehensive income and its components, and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes revised reporting and disclosure requirements for operating segments. These standards increase financial reporting disclosures and will have no impact on the Company's financial position or results from operations.


Financial Instruments

         Financial instruments that potentially subject the Company to credit risk consist principally of trade receivables and unbilled services. Management of the Company believes the fair value of accounts receivable and unbilled services approximates the carrying value.

Note 2 - Equipment
------------------

         Equipment consists of the following as of December 31:

                                                     1997                 1996
                                                     ----                 ----
           Vehicles..........................  $    26,000          $    26,000
           Furniture.........................      285,000               98,000
           Equipment.........................    3,690,000            1,400,000
                                               -----------          -----------
                                                 4,001,000            1,524,000
           Less-Accumulated depreciation.....     (635,000)            (243,000)
                                              ------------          -----------
                                               $ 3,366,000          $ 1,281,000
                                               ===========          ===========

         Included in the above is $102,000 of equipment held under capital leases at December 31, 1997 and 1996. Depreciation expense was $392,000, $144,000 and $51,000 in 1997, 1996 and 1995, respectively.

Note 3 - Lines of Credit and Subordinated Debentures
----------------------------------------------------

         In January 1997, and as later amended on August 18, 1997, the Company entered into a two-year credit agreement with a bank (the "Bank"). The credit facility with the Bank has two components comprised of (i) a revolving line of credit pursuant to which the Company may borrow up to $7.5 million either at the Bank's prime rate per annum or the EuroRate plus 2% (at the Company's option), and (ii) equipment term loans pursuant to which the Company may borrow up to an aggregate of $350,000 (at the Bank's prime rate plus 1/4 of 1% per annum) to purchase equipment. The credit agreement contains covenants which require the Company to (i) maintain its working capital during the year at no less than 90% of the working capital at the end of the immediately preceding fiscal year and at the end of each fiscal year at no less than 105% of its working capital at the end of the immediately preceding fiscal year; and (ii) maintain its tangible net worth during the year at no less than 95% of its tangible net worth at the end of the immediately preceding fiscal year and at the end of each fiscal year at no less than 108% of tangible net worth at the end of the immediately preceding fiscal year. The Company's obligations under the credit agreement are collateralized by substantially all of the Company's assets, including its accounts receivable and intellectual property. The Company's obligations under the credit facility are payable at the expiration of such facility on January 22, 1999. These terms are subject to the Company maintaining an unsubordinated debt to tangible net worth ratio of no greater than one to one and an earnings before interest and taxes to interest expense ratio of no less than three to one. The Bank also agreed to release the collateral securing the revolving line of credit if the Company meets certain financial criteria at December 31, 1997. At December 31, 1997, the Company failed to meet such certain financial criteria, and as a result, the Bank did not release the collateral securing the revolving line of credit. The Company has not utilized this credit facility since its inception.

-------------------------------------------------------------

         In March 1996, in anticipation of the debenture financing described below, the Company obtained a $750,000 line of credit, payable on demand, from a bank. The line of credit carried interest at the federal funds rate plus 1%. Borrowings under the line totaled $300,000 in April, 1996, when the Company repaid all amounts outstanding under such line in connection with the debenture financing described below. The line of credit has been terminated in accordance with the terms of such debenture financing. The Company has not utilized this credit facility since its inception.

         In April 1996, the Company issued and sold five-year 9% subordinated debentures in the aggregate principal amount of $6.0 million to Summit Ventures IV, L.P. and Summit Investors III, L.P. The subordinated debentures were issued to raise funds for working capital and general corporate purposes, to repurchase from the then-current shareholders, Messrs. Pandey, Koneru and Valluripalli, an aggregate of 4,881,066 shares of Common Stock for an aggregate of $1.5 million, to repay approximately $300,000 outstanding under the $750,000 credit facility described above and to satisfy approximately $358,000 of cash overdrafts. Upon receipt of the net proceeds from the Company's initial public offering in October 1996, the Company prepaid approximately $6.3 million, representing all amounts outstanding under such debentures, including interest.

Note 4 - Loans Payable to Factors
---------------------------------

         On October 20, 1995, the Company entered into a factoring agreement with a financing institution (the "Factor") under which the Company was required to offer all its trade accounts receivable to the Factor for financing; however, the Factor was not obligated to accept them. The agreement had a term of one year with automatic one-year renewals unless the Company or the Factor gave notice of cancellation. The Factor charged an administration fee of 0.75% on each invoice plus an additional 0.75% for each 15-day increment the invoice remained unpaid, to a maximum of 120 days, or 6.5%. If the amount of a factored receivable was not paid by reason of financial inability of the customer, the Company was not liable to reimburse the Factor. If, however, the Factor, through legal action or otherwise, settled, compromised or assigned the claim for any receivable, the amount of any reduction resulting from such settlement, compromise or assignment reduced the balance due to the Company. The Company used approximately $4.4 million of the net proceeds from the Company's initial public offering to repay loans from the Factor (See Note 8). The Factor agreement was terminated in October 1996.

Note 5 - Income Taxes
---------------------

         Income tax attributable to income from continuing operations consists of the following:

                                            1997           1996         1995
                                       -----------      ----------    ----------
Current:
  Federal ........................     $ 1,384,000      $ 631,000      $    --
  State ..........................         389,000        200,000           --
  Foreign ........................         168,000           --             --
                                       -----------      ---------      ---------
                                         1,941,000        831,000           --
                                       -----------      ---------      ---------
Deferred:
  Federal ........................          76,000       (259,000)          --
  State ..........................          22,000        (72,000)          --
                                       -----------      ---------      ---------
                                            98,000       (331,000)          --
                                       -----------      ---------      ---------
Total ............................     $ 2,039,000      $ 500,000      $    --
                                       ===========      =========      =========

         The   provision   for income taxes differs from the amount  computed by
applying the statutory rate of 35% to income (loss) before income taxes. The principal reasons for this difference are:

                                                         1997             1996             1995
                                                     ----------       ----------       ----------
Tax at federal statutory rate ..................             35%             35%              (35%)
Nondeductible expenses .........................              1               1                --
State income tax, net of federal benefit .......              4              (3)               --
Utilization of net operating loss carryforwards              --              (8)               --
Foreign losses for which no benefit is available             --               9                --
Changes in valuation allowance .................             (3)            (14)               35
Foreign Operations taxed at less than U.S. .....
  statutory rate, primarily India ..............             (9)             --                --
Other ..........................................              3              --                --
                                                     ----------       ---------        ----------
Effective tax rate .............................             31%             20%               --%
                                                     ==========       =========        ==========

         In 1996, the Company elected a five year tax holiday in India in accordance with a local tax incentive program whereby no income taxes will be due for such period.

--------------------------------

         Deferred income taxes reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's deferred tax assets and liabilities under SFAS No. 109 as of December 31, 1997 and 1996 are as follows:

                                                      1997          1996
                                                  ------------  ------------
Deferred tax assets:
  Allowance for doubtful accounts ................  $327,000     $ 224,000
  Certain accrued liabilities ....................    77,000       146,000
  Net operating losses ...........................        --       131,000
  Other ..........................................        --        37,000
                                                    --------     ---------
Total deferred tax assets ........................   404,000       538,000
Deferred tax liability-accelerated depreciation ..   171,000            --
Valuation allowance for deferred tax assets ......        --      (207,000)
                                                    --------     ---------
Net deferred tax assets ..........................  $233,000     $ 331,000
                                                    ========     =========

         Realization of the net deferred tax assets is dependent on the timing of the reversal of temporary differences. Although realization is not assured, management believes it is more likely than not, that the 1997 net deferred tax assets will be realized. The Company reduced their valuation allowance in 1997 and 1996. The 1996 reduction was as a result of current and anticipated future profitability. The Company's 1996 valuation allowance related primarily to the net operating loss of a foreign subsidiary which was not yet profitable, however, such subsidiary was able to utilize their net operating loss in 1997.

Note 6 - Commitments and Contingencies
--------------------------------------

Employment Agreements

         As of December 31, 1997, the Company had two year employment agreements with five key employees with remaining aggregate compensation of approximately $360,000.

Payroll and Related Taxes

         As of December 31, 1995, the Company had $1,000,000 included in accrued payroll and related taxes resulting from unpaid federal and state payroll taxes for certain employees. As a result of the Company's voluntary disclosure to the Internal Revenue Service ("IRS") on June 5, 1996, the IRS issued an audit assessment to the Company for $814,000 which had been included in the above accrual. The assessment was paid in 1996. The Company's principal shareholders have agreed to indemnify the Company for any and all losses which the Company may sustain in excess of the amounts accrued as of December 31, 1995 arising from or relating to federal or

-------------------------------------------------

state tax, interest or penalty payment obligations, net of any tax benefits realized by the Company, resulting from the subject matter discussed above.

Leases

         The Company leases office space and office equipment under capital and operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 1997. Future minimum aggregate annual lease payments are as follows:

        For the Years Ending December 31,      Capital      Operating
-----------------------------------------     --------      ---------

1998 ....................................     $ 20,000      $493,000
1999 ....................................       20,000       456,000
2000 ....................................       20,000       258,000
2001 ....................................       20,000       260,000
2002 ....................................           --       228,000
                                              --------
                                                80,000
Less-Interest ...........................       (9,000)
                                              --------
                                                71,000
Less-Current portion ....................      (20,000)
                                              --------
                                              $ 51,000
                                              ========


         In March 1998, the Company entered into a ten year lease for its new corporate headquarters. Annual rent expense is anticipated to approximate $1,200,000. Rent expense for the years ended December 31, 1997, 1996 and 1995 was $388,000, $176,000 and $74,000, respectively.

Legal

         The Company is engaged in certain other legal and administrative proceedings. Management believes the outcome of these proceedings will not have a material adverse effect on the Company's financial position or results of operations.

Note 7 - Stock Option Plans and Warrants
----------------------------------------

         The Company's stock option plans permit the granting of options to employees, non-employee directors and consultants. The Option Committee of the Board of Directors generally has the authority to select individuals who are to receive options and to specify the terms and conditions of each option so granted, including the number of shares covered by the option, the type of option (incentive stock option or non-qualified stock option), the exercise price, vesting provisions, and the overall option term. As of December 31, 1997, a total of 1,590,000 shares of Common Stock were reserved for issuance under the plans. Subsequent to December 31, 1997, the Company's shareholders approved a proposal to amend the Company's 1996 Stock Plan to increase the number of shares of Common Stock under such plan from 1,450,000 to 2,200,000 shares. Accordingly, a total of 2,340,000 shares of Common Stock have been reserved for

-------------------------------------------------

issuance under the plans. In addition, subsequent to December 31, 1997, the Company granted options to purchase an aggregate of 226,850 shares of its Common Stock to certain employees at a weighted average exercise price of $16.12 per share. All of the options issued pursuant to these plans expire ten years from the date of grant.

         In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," which was effective January 1, 1996, the fair value of option grants is estimated on the date of grant using the Black-Scholes option-pricing model using the following weighted-average assumptions: expected volatility of 62% and 41%, risk-free interest rate of 7.0% and 5.6%; and expected lives of 4.5 and 3.1 years, in 1997 and 1996, respectively. The weighted average fair value of options granted during 1997 and 1996 was $6.96 and $2.93, respectively.


                                                                    Weighted
                                                  Number of          Average
                                                   Shares         Exercise Price
--------------------------------------------------------------------------------

Options Outstanding, December 31, 1995 ......            --                  --
Granted .....................................       580,000                8.38
Canceled ....................................        (8,200)               8.00

--------------------------------------------------------------------------------
Options Outstanding, December 31,
    1996 (none exercisable)..................       571,800                8.39
Granted .....................................       647,640               11.52
Exercised ...................................      (102,381)               8.20
Canceled ....................................       (74,113)               9.78

--------------------------------------------------------------------------------
Options Outstanding,
    December 31, 1997
    (93,674 exercisable) ....................     1,042,946               10.25
                                                 ==========               =====

---------------------------------------------------

         The  following  table  summarizes   information   about  stock  options
outstanding and exercisable at December 31, 1997:

                                   Outstanding                                Exercisable
                                   -----------                                -----------
                                   Weighted        Weighted                            Weighted
Exercise Price     Number of        Average         Average            Number of        Average
    Range           shares         Remaining        Exercise             shares        Exercise
                                Life (in years)      Price                               Price
-------------------------------------------------------------------------------------------------
$8 to 10            398,306           8.6             $8.20               73,402        $8.22
$10 to 12           554,440           9.3            $10.82               16,272        $10.99
$12 to 15            50,200           9.4            $13.33                4,000        $12.13
$15 to 22            40,000           9.8            $18.92                  --            --
$8 to 22          1,042,946           9.0            $10.25               93,674         $8.87


         As permitted by SFAS 123, the Company has chosen to continue accounting for stock options at their intrinsic value. Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value option pricing method of accounting, the tax-effective impact would be as follows:


                                                 1997                      1996
--------------------------------------------------------------------------------
Net income:
     as reported                        $     4,471,000          $      793,000
     pro forma                          $     3,469,000          $      434,000
--------------------------------------------------------------------------------
Basic Earnings per Share:
     as reported                                  $0.39                   $0.08
     pro forma                                    $0.31                   $0.04
--------------------------------------------------------------------------------
Diluted Earnings per Share:
     as reported                                  $0.38                   $0.07
     pro forma                                    $0.29                   $0.04


         The subordinated debenture holders (see Note 3) received warrants for the purchase of up to 20.8% of the fully diluted Common Stock of the Company, as defined, at a nominal exercise price (less than $0.25 in the aggregate). The warrants were exercised in September 1996 which resulted in the issuance of 1,364,000 shares of the Company's Common Stock.

Note 8 - Initial Public Offering, Stock Split and Preferred Stock Authorization
-------------------------------------------------------------------------------

         In July 1996, the Company's Board of Directors recommended and shareholders approved an amendment to the Company's Certificate of Incorporation to effect an 81,351.1111-for-1 stock split. All common shares and per share amounts in the accompanying financial statements have been adjusted retroactively to give effect to the stock split.

         The Company's initial public offering for the sale of 2,050,000 shares of its Common Stock became effective on September 26, 1996 and the net proceeds of approximately $19,065,000 (before deducting expenses of the offering paid by the Company) were received on October 2, 1996. A portion of the net proceeds was used to prepay subordinated debentures and repay other debt (See Notes 3 and 4).

         On July 2, 1997, the Company consummated a follow-on public offering (the "Offering") of 1,000,000 shares of its Common Stock at a price to the public of $9.50 per share. On July 15, 1997 and as part of the Offering, an additional 150,000 shares at $9.50 per share were issued and sold by the Company to cover over-allotments. The net proceeds to the Company from the Offering, after underwriting discounts and commissions and other expenses of the Offering, were approximately $9,900,000.

Note 9 - Subsequent Events

         On May 7, 1998, the Company consummated the acquisition of the thirty percent (30%) minority interest in CPI Consulting Limited, a corporation formed pursuant to the laws of England and Wales ("Consulting"), in exchange for an aggregate of 165,696 shares of the Company's Common Stock and a contingent earn-out payment of up to (pound)1,573,200 payable in the Company's Common Stock to be determined as of December 31, 1998. Such acquisition will be accounted for using the purchase method of accounting. In the opinion of management, the overall impact of this transaction is immaterial to the accompanying consolidated financial statements of the Company.

         On May 21, 1998, the Company consummated the acquisition of CPI Resources Limited, a corporation formed pursuant to the laws of England and Wales ("Resources"), in exchange for 371,000 shares of the Company's Common Stock. As a result of such acquisition, the Company acquired Resources' seventy percent (70%) interest in Consulting. Such acquisition will be accounted for using the pooling of interests method of accounting. In the opinion of management, the overall impact of this transaction is immaterial to the accompanying consolidated financial statements of the Company.